Filed Pursuant to Rule 433

Registration Statement No. 333-234788

Relating to the Preliminary Prospectus Supplement

Dated November 20, 2019

(To Prospectus dated November 20, 2019)

AXA Equitable Holdings, Inc.

29,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series A

Pricing Term Sheet

November 20, 2019

Issuer:	AXA Equitable Holdings, Inc.

Trade Date:	November 20, 2019

Settlement Date:	November 27, 2019 (T+5) *

Securities:	Depositary shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s Fixed Rate Noncumulative Perpetual Preferred Stock, Series A (the “Preferred Stock”)

Liquidation Preference:	$25,000 liquidation preference per share of Preferred Stock (equivalent to $25 per Depositary Share)

Term:	Perpetual

Expected Ratings (Moody’s/S&P):	Ba1 (Stable) / BBB- (Stable) **

Offering Format:	SEC Registered

Size:	$725,000,000; 29,000,000 Depositary Shares

Overallotment Option:	Up to $108,750,000; 4,350,000 Depositary Shares ***

Public Offering Price:	$25.00 per Depositary Share

Underwriting Discount:	$0.7875 per Depositary Share (Retail) / $0.5000 per Depositary Share (Institutional)

Proceeds to Issuer (before Expenses):	$703,674,750 total

Dividend Rate (Noncumulative):	5.25% per annum, only when, as and if declared

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2020

Optional Redemption:	The Issuer may, at its option, redeem the shares of Preferred Stock (i) in whole but not in part at any time prior to December 15, 2024 within 90 days after the occurrence of a “rating agency event” at a redemption price equal to $25,500 per share (equivalent to $25.50 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date, or (ii) (a) in whole but not in part at any time prior to December 15, 2024, within 90 days after the occurrence of a “regulatory capital event,” or (b) in whole or in part, from time to time, on any dividend payment date on or after December 15, 2024, in each case, at a redemption price equal to $25,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date.

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “EQH PR A”. If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within 30 days after the initial delivery of the Depositary Shares.

CUSIP / ISIN of Depositary Shares:	054561204 / US0545612048

Joint Book-Runners:	Morgan Stanley & Co. LLC BofA Securities, Inc. Wells Fargo Securities, LLC J.P. Morgan Securities LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC

*

Pursuant to Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the second business day before delivery of the Depositary Shares will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s and S&P Global Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

***

The disclosure in the preliminary prospectus supplement is hereby amended as follows. The underwriters have the option to purchase these additional Depositary Shares from the Issuer, solely to cover over-allotments, if any, at the public offering price less the underwriting discount, on or before December 2, 2019.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at +1 (866) 718-1649; BofA Securities, Inc. toll-free at +1 (800) 294-1322; Wells Fargo Securities, LLC toll-free at +1 (800)-645-3751; and J.P. Morgan Securities LLC collect at +1 (212) 834-4533.